
13031726

SECURIT ION


SEC MAIL PROCESSING
RECEIVED
MAY 0 6 2013
WASH. D.C.
193
SECTION

| OMB APPROVAL | |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 68100 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 04/01/2012 (MM/DD/YY) AND ENDING 03/31/2013 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: IIFL INC.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1114 AVENUE OF THE AMERICAS, 34TH FLOOR

(No. and Street)

| NEW YORK | NY | 10036 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RANGANATHAN PURUSHOTHAMAN 212-221-6800

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WADE J. BOWDEN & COMPANY CPAS, P.C.

(Name – *if individual, state last, first, middle name*)

| 1720 EPPS BRIDGE PARKWAY, SUITE 108-381 | ATHENS, | GA | 30606 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, RANGANATHAN PURUSHOTHAMAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of IIFL INC., as of MARCH 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

PRESIDENT

Title



Notary Public

DAVID GARITA
Notary Public - State of New York
No. 01GA6220204
Qualified in Kings County
My Commission Expires Apr. 12, 2014

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# IIFL, INC.

FINANCIAL STATEMENTS FOR THE YEAR ENDED
MARCH 31, 2013
AND INDEPENDENT AUDITORS' REPORT

***Wade J. Bowden & Company CPAs, P.C.***

# IIFL, INC.

## Table of Contents

WADE J BOWDEN & COMPANY, CPAS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

# INDEPENDENT AUDITORS' REPORT

To the Board of Directors
IIFL, Inc. :

**Report on the Financial Statements**
We have audited the accompanying statement of financial condition of IIFL, Inc., (the Company) as of March 31, 2013, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

**Management's Responsibility for the Financial Statements**
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

**Auditor's Responsibility**
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

1720 EPPS BRIDGE PARKWAY, SUITE 108-381
ATHENS, GEORGIA 30606
PH 770-500-9798
FAX 678-868-1411
WBOWDEN@VOLCPA.COM

**Opinion**
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of IIFL, Inc. as of March 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

**Other Matter**
Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedule I has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

Wade J Bowden & Company

Athens, Georgia
April 13, 2013



1720 EPPS BRIDGE PARKWAY, SUITE 108-381
ATHENS, GEORGIA 30606
PH 770-500-9798
FAX 678-868-1411
WBOWDEN@VOLCPA.COM

# IIFL, INC.

**STATEMENT OF FINANCIAL CONDITION**
**MARCH 31, 2013**

## ASSETS

| | | |
|---|---|---|
| **CURRENT ASSETS:** | | |
| Cash and cash equivalents | $ | 603,246 |
| Accounts receivable | | 135,206 |
| Prepaid expenses | | 4,070 |
| Deferred tax asset | | 147,484 |
| Total current assets | | 890,006 |
| **FURNITURE & EQUIPMENT** | | 65,817 |
| Less accumulated depreciation | | (42,986) |
| Furniture & equipment - net | | 22,831 |
| TOTAL ASSETS | $ | 912,837 |

## LIABILITIES AND STOCKHOLDER'S EQUITY

| | | |
|---|---|---|
| **CURRENT LIABILITIES:** | | |
| Accrued expenses | $ | 23,866 |
| Total liabilities | | 23,866 |
| **STOCKHOLDER'S EQUITY:** | | |
| Common stock, 1,000 shares authorized, $0.01 par value 140 shares issued and outstanding | | 1 |
| Additional paid-in capital | | 1,029,499 |
| Deficit | | (140,529) |
| Total stockholder's equity | | 888,971 |
| TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY | $ | 912,837 |

See Independent Auditors' Report and
Notes to Financial Statements.

# IIFL, INC.

## STATEMENT OF OPERATIONS
## FOR THE YEAR ENDED MARCH 31, 2013

| | | |
|---|---|---|
| **REVENUES:** | | |
| Advisory fees | $ | 972,706 |
| Research | | 718,649 |
| Interest | | 756 |
| Total revenues | | 1,692,111 |
| **OPERATING EXPENSES:** | | |
| Compensation and benefits | | 954,774 |
| Brokerage and clearance fees | | 335,086 |
| Rent | | 140,723 |
| Travel | | 106,396 |
| Payroll | | 97,316 |
| Telephone | | 35,501 |
| Data information services | | 30,967 |
| Professional services | | 17,549 |
| Dues and subscriptions | | 12,477 |
| Office supplies | | 11,781 |
| Depreciation | | 11,743 |
| Other operating expenses | | 12,216 |
| Total expenses | | 1,766,529 |
| **LOSS BEFORE INCOME TAXES** | | (74,418) |
| Provision for income taxes | | 12,765 |
| **NET LOSS** | $ | (87,183) |

See Independent Auditors' Report and
Notes to Financial Statements.

# IIFL, INC.

## STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
## FOR THE YEAR ENDED MARCH 31, 2013

| | | |
|---|---|---|
| **STOCKHOLDER'S EQUITY, APRIL 1, 2012** | $ | 976,154 |
| Net loss | | (87,183) |
| **STOCKHOLDER'S EQUITY, MARCH 31, 2013** | $ | 888,971 |

See Independent Auditors' Report and
Notes to Financial Statements.

# IIFL, INC.

## STATEMENT OF CASH FLOWS
## FOR THE YEAR ENDED MARCH 31, 2013

| | | |
|---|---|---|
| **OPERATING ACTIVITIES:** | | |
| Net loss | $ | (87,183) |
| Adjustments to reconcile net loss to net cash used by operating activities: | | |
| Depreciation | | 11,743 |
| Deferred tax asset | | 12,764 |
| (Increase) decrease in: | | |
| Accounts receivable | | 36,727 |
| Receivable from related party | | 15,804 |
| Due from related party | | 18,768 |
| Prepaid expenses | | (4,070) |
| Decrease in: | | |
| Accrued expenses | | (34,246) |
| Net cash used by operating activities | | (29,693) |
| **INVESTING ACTIVITIES:** | | |
| Purchase of equipment | | (3,108) |
| Net cash used by investing activities | | (3,108) |
| **NET DECREASE IN CASH** | | (32,801) |
| **CASH AT BEGINNING OF YEAR** | | 636,047 |
| **CASH AT END OF YEAR** | $ | 603,246 |

See Independent Auditors' Report and
Notes to Financial Statements.

## 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business

IIFL, Inc. (the "Company") is a wholly owned subsidiary of India Infoline Limited (the "Parent"). The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is also an SEC registered investment advisor. The Company was incorporated on January 30, 2008 under the laws of the State of New York.

Basis of Presentation

The Company is engaged in a single line of business which comprises several classes of services including: the sale of unregistered securities to institutional and high net worth individuals and, advising institutional and high net worth individuals on various asset classes in India.

Estimates

The presentation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Advisory fees are generally recorded when earned and contractually due. Placement fees are determined on a case by case basis according to the terms negotiated by management and are generally recorded at the time the placement is completed and the income is reasonably determinable. Research fees are recorded when such fees are reasonably determinable or as received.

Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk for cash.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers highly liquid investments, with original maturities of 90 days or less, that are not held for sale in the ordinary course of business to be cash equivalents.

## 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Furniture and equipment
Furniture and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the respective asset class as follows:

| Asset Class | Useful life (years) |
|---|---|
| Office furniture and equipment | 5 |
| Computers | 3 |

Translation of foreign currencies
The Company's functional currency is the U.S. dollar. Assets and liabilities denominated in foreign currencies, if any, are translated based on the current rates of exchange at each balance sheet date, while income statement accounts are translated based on the rates of exchange at the time of each transaction. Gains or losses resulting from foreign currency transactions, if any, are included in net income.

Advertising costs
Advertising costs, if any, are charged to expenses as incurred. The Company incurred no advertising costs for the year ended March 31, 2013.

Income Taxes
The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for expected future tax consequences of events that have been included in the financial statements. Under this method deferred tax assets and liabilities are determined based on the differences between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year the differences are expected to reverse. The effect of the change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

## 2. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At March 31, 2013, the Company had net capital of $573,717 which was $323,717 in excess of its required net capital of $250,000. The Company's percentage of aggregate indebtedness to net capital was 4.16%.

## 3. INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the deferred tax asset as of March 31, 2013 are as follows:

| | | |
|---|---|---|
| Classified as current: | | |
| Net operating loss carryforward | $ | 147,484 |
| Net current deferred tax asset | | 147,484 |
| Less: valuation allowance | | - |
| Net deferred tax asset | $ | 147,484 |

The Company has not provided a valuation reserve against the deferred tax asset since management believes it is more likely that the full amount of the benefit will be realized in the future.

The provision for income taxes on the accompanying statement of operations differs from the amount computed by applying the federal statutory rate of 34% to the loss before income taxes due to the following:

- The Company's year-end for financial reporting is March 31st, however its year-end for tax purposes is December 31. The Company had taxable income for the year ended December 31, 2012 but had a net loss for year ended March 31, 2013.
- The effect of state and local income taxes
- Differences in depreciation for tax purposes.

As of March 31, 2013, the Company has available unused net operating loss carry-forwards that may be applied against future taxable income and that expire as follows:

| Year of Expiration | | Amount |
|---|---|---|
| 2025 | $ | 73,069 |
| 2026 | | 295,640 |
| Total | $ | 368,709 |

The Company files income tax returns in the U.S. federal, state and local jurisdictions. With few exceptions, the Company is no longer subject to examination by federal, state and local tax authorities for years before 2009.

## 4. RELATED PARTY TRANSACTIONS

For the year ended March 31, 2013, the Company earned revenue of $445,000 from entities affiliated with the Parent, such amount is included in Research fees in the accompanying statement of operations. As of March 31, 2013 the Company did not have any receivables from or payables to related parties.

5. **COMMITMENTS**

The Company has obligations under an operating lease with initial non-cancelable terms in excess of one year. Aggregate annual rental for office space at March 31, 2013 is as listed below:

| Year Ending March 31: | Amount |
|---:|---:|
| 2014 | 134,253 |
| 2015 | 137,946 |
| 2016 | 94,276 |
| thereafter | - |
| Total | $ 366,476 |

6. **EXEMPTIVE PROVISION**

The Company meets all of the requirements for exemption from SEC Rule 15c3-3 with regard to the computation for determination of reserve requirements. The Company does not hold funds or securities for, or owe money or securities to, customers.

# IIFL, INC.

**COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF MARCH 31, 2013**

| | SCHEDULE 1 |
|---|---|
| **TOTAL STOCKHOLDERS' EQUITY QUALIFIED FOR NET CAPITAL** | $ 888,971 |
| **DEDUCTIONS AND/OR CHARGES:** | |
| Non-allowable assets: | |
| Accounts receivable | (135,206) |
| Prepaid expenses | (4,070) |
| Deferred tax asset | (147,484) |
| Furniture & equipment - net | (22,831) |
| 15c3-1(f) securities | (5,663) |
| **NET CAPITAL** | $ 573,717 |
| **AGGREGATE INDEBTEDNESS:** | |
| Accrued expenses | 23,866 |
| Total aggregate indebtedness | $ 23,866 |
| **COMPUTATION OF BASIC NET CAPITAL REQUIREMENT -** | |
| Minimum net capital required | 250,000 |
| Excess net capital | 323,717 |
| Excess net capital at 1,000 percent | $ 273,717 |
| Percentage of aggregate indebtedness to net capital | 4.16% |

There is no material difference in the above computation and the Company's net capital, as reported in the Company's Part II (unaudited) FOCUS report as of March 31, 2013.

See Independent Auditors' Report

WADE J BOWDEN & COMPANY, CPAS, P.C.

CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

## INDEPENDENT ACCOUNTANTS' REPORT

**REQUIRED BY**
**SECURITIES EXCHANGE COMMISSION (SEC) RULE 17A-5(e)(4)**
**AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S**
**SIPC ASSESSMENT RECONCILIATION**

To the Shareholders and Directors
IIFL, Inc. :

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments Form SIPC-7 - pages 14 and 15 - to the Securities Investor Protection Corporation (SIPC) for the year ended March 31, 2013, which were agreed to by IIFL, Inc. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the general ledger noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended March 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended March 31, 2013 noting no material differences.

3. Compared adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no material differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers.

5. There was no application of overpayment, thus, no difference between the current assessment and the original computation.



1720 EPPS BRIDGE PARKWAY, SUITE 108-381
ATHENS, GEORGIA 30606
PH 770-500-9798
FAX 678-868-1411
WBOWDEN@VOLCPA.COM

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specific parties.

Wade J Bowden & Company

Athens, Georgia
April 13, 2013

SIPC-7

(33-REV 7/10)

# SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

## General Assessment Reconciliation

For the fiscal year ended MARCH 31, 2013

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

068100 FINRA MAR
IIFL CAPITAL INC
1114 AVENUE OF THE AMERICAS 34TH FL
NEW YORK NY 10036-7703

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the *form filed.*

Name and telephone number of person to contact respecting this form.

_______________

2. A. General Assessment (item 2e from page 2) $ 2,640.64

B. Less payment made with SIPC-6 filed (exclude interest) ( 1,200.96 )

10/12/2012
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 1,439.68

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum -

F. Total assessment balance and interest due (or overpayment carried forward) $ 1439.68

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 1,439.68

H. *Overpayment carried* forward $( - )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_______________

_______________

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

IIFL INC.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 2nd day of APRIL, 2013.

PRESIDENT
(Title)

**This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

## DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1st April, 2012 and ending 31st Mar, 2013

**Eliminate cents**

**Item No.**

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 1,874,464.-

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. 330,852.-

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

SOFT DOLLAR INCOME 487,355.-

*(Deductions in excess of $100,000 require documentation)*

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions 818,207.-

2d. SIPC Net Operating Revenues $ 1,056,257.-

2e. General Assessment @ .0025 $ 2,640.64

(to page 1, line 2.A.)

WADE J BOWDEN & COMPANY, CPAS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

## REPORT ON INTERNAL CONTROL

**REQUIRED BY
SECURITIES EXCHANGE COMMISSION (SEC) RULE 17A-5
FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM
(SEC) RULE 15C3-3**

To the Shareholders and Directors
IIFL, Inc. :

In planning and performing our audit of the financial statements and supplementary schedule of IIFL, Inc. (the "Company"), as of and for the year ended March 31, 2013, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

See Independent Auditors' Report and
Notes to Financial Statements



1720 EPPS BRIDGE PARKWAY, SUITE 108-381
ATHENS, GEORGIA 30606
PH 770-500-9798
FAX 678-868-1411
WBOWDEN@VOLCPA.COM

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities that we consider to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of March 31, 2013 to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of the Company to achieve all the division of duties and cross-checks generally included in a system of internal accounting control, and that alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of the Shareholders, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be used by anyone other than these specified parties.

Wade J Bauden & Company

Athens, Georgia
April 13, 2013